Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen to Present Pooled Analysis of COM701 in Three
Phase 1 Trials in Patients with Platinum Resistant Ovarian Cancer at ESMO 2025

•	Pooled analysis supports the rationale for the ongoing MAIA-ovarian trial evaluating COM701 as maintenance therapy in the earlier setting of platinum sensitive ovarian cancer

HOLON, ISRAEL, October 13, 2025 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in predictive computational target discovery powered by AI/ML, today announced that pooled analysis of previously presented data, supporting the anti-tumor activity and safety profile of COM701 in heavily pre-treated patients with platinum resistant ovarian cancer (PROC), has been published as an abstract released by the European Society of Medical Oncology (ESMO).

The abstract focuses on a pooled analysis of 60 evaluable patients with platinum resistant ovarian cancer from prior COM701 Phase 1 clinical trials. The analysis characterizes the outcomes of patients who derived clinical benefit including progression free survival data. An additional year of follow-up will be included in the poster. The poster will be presented at ESMO in Berlin, Germany on October 18, 2025, by Oladapo Yeku, M.D., Ph.D., FACP, FASCO, Assistant Professor of Medicine, Harvard Medical School, and Director of Translational Research, Gynecologic Oncology Program, Massachusetts General Hospital, Boston, MA, and an investigator in Compugen’s ovarian cancer trials.

“The pooled analysis demonstrates that COM701 was well tolerated and showed consistent, durable responses in patients with heavily pretreated platinum-resistant ovarian cancer - particularly in those without liver metastases, representing patients with lower disease burden and potentially less immunosuppressive tumor microenvironment,” said Dr. Oladapo Yeku. “The results of the analysis support the rationale for evaluating COM701 as maintenance therapy in earlier lines of treatment. I look forward to discussing this data along with the ongoing MAIA-ovarian trial in Berlin at ESMO on Saturday, October 18, 2025.”

 “There is a gap in care for women with platinum sensitive ovarian cancer who respond to chemotherapy but are ineligible for or cannot tolerate additional maintenance treatment,” said Eran Ophir, Ph.D., President, and Chief Executive Officer of Compugen. “These patients have a less compromised immune system, providing the opportunity to harness the unique mechanism of action of COM701 to potentially change the disease trajectory and improve progression free survival. Compugen is currently conducting the MAIA-ovarian trial link assessing COM701 monotherapy as maintenance treatment in relapsed platinum-sensitive ovarian cancer.”

Dr. Ophir added, “An interim analysis of the MAIA-ovarian trial is planned once data from approximately 60 participants enable assessment of median progression free survival. Sites have been activated in the U.S. and Israel. To further support enrollment, we recently initiated the activation of sites in France from the French oncology cooperative group ARCAGY-GINECO renowned for a number of recent platinum sensitive ovarian cancer trials. Based on the anticipated enrollment rate, the Company currently estimates interim analysis results at year end 2026. As we continue to focus on execution of our pipeline programs, we anticipate that our cash will support our operating plans well into 2027.”

Access the Abstract
The abstract is now available on the publication section of Compugen’s website. The poster will be available on the publication section of Compugen’s website on Saturday October 18, 2025.

Additional ESMO Highlights
ESMO 2025 will also feature presentations from companies with differentiated Fc-reduced TIGIT programs, including two oral presentations from Compugen’s partner AstraZeneca with rilvegostomig- Fc reduced PD1/TIGIT bispecific, the TIGIT component of which is derived from Compugen’s clinical stage, COM902.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive AI/ML powered computational discovery platform (Unigen™) to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has two proprietary product candidates in Phase 1 development: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. GS-0321 (previously COM503), a potential first-in-class, high affinity anti-IL-18 binding protein antibody, which is in Phase 1 development, is licensed to Gilead. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of research programs aiming to address new mechanisms to activate the immune system against cancer. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our providing, and the timing of, an interim analysis of the MAIA-ovarian trial and statements to the effect that our cash will be sufficient to fund our operating plans well into 2027.  These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Israel; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:
Yvonne Naughton, Ph.D.
Vice President, Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071